UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

June 22nd, 2010
FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A ABRIL 2010 (En Miles de Balboas) *	7 de junio de 2010

			2009	2010
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril
ACTIVOS LIQUIDOS	-48,560.55	-11.44	424,385.05	374,588.34	362,034.09	348,592.24	375,824.51
Depositos Locales en Bancos	6.56	24.20	27.09	39.99	255.66	175.37	33.65
A la Vista	6.56	24.20	27.09	39.99	255.66	175.37	33.65
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depositos Extranjeros en Bancos	-48,584.27	-11.45	424,346.48	374,539.75	361,765.37	348,402.26	375,762.21
A la Vista	1,415.73	0.69	204,346.48	148,139.75	202,865.37	178,702.26	205,762.21
A Plazo	-50,000.00	-22.73	220,000.00	226,400.00	158,900.00	169,700.00	170,000.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	17.17	149.60	11.48	8.60	13.06	14.61	28.65
CARTERA CREDITICIA	208,878.66	7.72	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24	2,914,351.79
Locales	43,909.61	77.05	56,992.09	60,921.15	60,849.78	75,973.50	100,901.71
Extranjero	168,246.72	6.18	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51	2,890,516.58
Menos Provisiones	3,277.67	4.44	73,788.83	73,787.24	74,087.91	73,936.77	77,066.49
Locales	242.63	18.96	1,279.69	1,279.69	1,279.69	1,522.31	1,522.31
Extranjero	3,035.04	4.19	72,509.14	72,507.55	72,808.22	72,414.46	75,544.18
INVERSIONES EN VALORES	681.84	0.11	614,353.92	613,396.08	616,501.74	615,159.60	615,035.76
Locales	-68.00	-0.16	43,776.00	43,586.00	43,960.00	43,572.00	43,708.00
Extranjero	749.84	0.13	570,577.92	569,810.08	572,541.74	571,587.60	571,327.76
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	513.71	1.07	47,859.85	47,659.41	50,759.94	41,892.90	48,373.56
Locales	250.80	6.73	3,726.64	4,053.24	4,311.42	466.14	3,977.44
Extranjero	262.91	0.60	44,133.21	43,606.17	46,448.52	41,426.76	44,396.12
TOTAL DE ACTIVOS	161,513.67	4.26	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98	3,953,585.61
DEPOSITOS	75,022.29	5.97	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64	1,332,000.26
Locales	14,556.64	13.37	108,876.22	150,861.68	142,864.13	161,372.18	123,432.86
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	27,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	27,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-12,443.36	-11.43	108,876.22	111,861.68	103,864.13	122,372.18	96,432.86
A la Vista	56.33	18.88	298.32	298.32	297.76	297.29	354.64
A Plazo	-12,499.69	-11.51	108,577.90	111,563.37	103,566.36	122,074.90	96,078.22
Extranjero	60,465.65	5.27	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45	1,208,567.40
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-16,108.85	-87.82	18,343.29	2,365.51	2,180.82	2,317.37	2,234.44
A la Vista	-1,109.19	-42.41	2,615.55	1,637.77	1,452.74	1,589.29	1,506.37
A Plazo	-14,999.66	-95.37	15,727.74	727.74	728.08	728.08	728.08
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	76,574.50	6.78	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09	1,206,332.95
A la Vista	-15,030.24	-30.55	49,193.30	39,660.25	44,172.37	35,748.27	34,163.06
A Plazo	91,604.74	8.48	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82	1,172,169.89
OBLIGACIONES	90,716.64	5.06	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07	1,883,387.61
Locales	0.00	0.00	0.00	0.00	0.00	102.17	0.00
Extranjero	90,716.64	5.06	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91	1,883,387.61
OTROS PASIVOS	-10,942.97	-8.92	122,625.36	129,561.54	121,811.46	109,946.01	111,682.39
Locales	-1,544.93	-14.64	10,552.15	13,964.05	9,040.63	9,379.45	9,007.22
Extranjero	-9,398.04	-8.39	112,073.21	115,597.49	112,770.83	100,566.56	102,675.17
PATRIMONIO	6,717.71	1.08	619,797.64	616,884.91	616,667.23	625,849.26	626,515.36
Capital	1,230.02	0.43	285,198.77	285,340.34	285,484.56	285,959.89	286,428.79
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Otras Reservas	-650.64	22.31	-2,916.04	-3,540.36	-3,455.61	-3,658.56	-3,566.67
Utilidad de Periodos Anteriores	32,863.11	15.86	207,188.27	245,548.79	240,066.95	240,060.46	240,051.38
Utilidad de Periodo	-26,734.49	-69.69	38,360.52	2,932.30	4,432.91	10,934.82	11,626.04
Ganancia o Perdida en Valores Disponible para la venta	9.70	-0.30	-3,244.03	-8,606.32	-5,071.75	-2,657.50	-3,234.33
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	161,513.67	4.26	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98	3,953,585.61

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

BALANCE DE SITUACION BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A ABRIL 2010 (En Miles de Balboas) *	7 de junio de 2010

2010
	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS
Depositos Locales en Bancos
A la Vista
A Plazo
Depositos Extranjeros en Bancos
A la Vista
A Plazo
Menos Provisiones
Locales
Extranjero
Otros
CARTERA CREDITICIA
Locales
Extranjero
Menos Provisiones
Locales
Extranjero
INVERSIONES EN VALORES
Locales
Extranjero
Menos Provisiones
Locales
Extranjero
OTROS ACTIVOS
Locales
Extranjero
TOTAL DE ACTIVOS
DEPOSITOS
Locales
Oficiales
De Particulares
A la Vista
A Plazo
De Ahorros
De Bancos
A la Vista
A Plazo
Extranjero
Oficiales
De Particulares
A la Vista
A Plazo
De Ahorros
De Bancos
A la Vista
A Plazo
OBLIGACIONES
Locales
Extranjero
OTROS PASIVOS
Locales
Extranjero
PATRIMONIO
Capital
Reservas de Capital
Otras Reservas
Utilidad de Periodos Anteriores
Utilidad de Periodo
Ganancia o Perdida en Valores Disponible para la venta
Deuda Subordinada
PASIVO Y PATRIMONIO

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Nota:  Los datos de esta información no son consolidados y excluyen la data de Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund y Bladex Representacao Ltda.

ESTADO DE RESULTADO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DE DICIEMBRE 2009 A ABRIL 2010 (En Miles de Balboas) *	7 de junio de 2010

	2009	2010
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	140,201.06	9,581.27	7,640.60	8,585.97	9,625.04									35,432.89
Préstamos	114,326.15	8,447.84	6,872.64	7,523.07	8,695.31									31,538.86
Depósitos	1,260.49	62.20	52.77	69.23	60.59									244.79
Inversiones	24,614.43	1,071.23	715.19	993.67	869.14									3,649.23
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00									0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00									0.00
Egresos de Operaciones	74,969.79	3,752.81	3,269.58	3,568.97	3,350.71									13,942.07
Intereses Pagados	74,886.82	3,745.36	3,261.10	3,558.69	3,343.68									13,908.83
Comisiones	82.97	7.45	8.48	10.28	7.03									33.24
Ingreso Neto de Intereses	65,231.27	5,828.46	4,371.02	5,017.01	6,274.33									21,490.82
Otros Ingresos	24,897.89	653.25	1,282.24	1,614.43	404.80									3,954.73
Comisiones	6,483.61	810.68	693.94	738.51	850.15									3,093.28
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00									0.00
Dividendos	0.00	0.00	0.00	0.00	0.00									0.00
Otros ingresos	18,414.28	-157.43	588.30	875.92	-445.34									861.45
Ingresos de Operaciones	90,129.16	6,481.72	5,653.26	6,631.44	6,679.13									25,445.55
Egresos Generales	36,937.77	3,549.42	3,851.97	3,896.92	2,858.20									14,156.51
Gastos Administrativos	19,787.00	1,531.88	1,727.98	2,169.11	1,531.72									6,960.69
Gastos Generales	4,116.70	337.38	325.02	527.35	267.18									1,456.93
Gastos de Depreciación	2,559.40	215.34	217.00	217.35	195.02									844.72
Otros Gastos	10,474.67	1,464.82	1,581.97	983.11	864.28									4,894.17
Utilidad antes de Provisiones	53,191.39	2,932.30	1,801.29	2,734.52	3,820.94									11,289.04
Provisiones por Cuentas Malas	14,830.87	0.00	300.67	-3,767.39	3,129.72									-336.99
Utilidad del Periodo	38,360.52	2,932.30	1,500.61	6,501.91	691.21									11,626.04

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.
(sitioweb:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - APRIL 2010 (In Thousand Balboas) *	June 7, 2010

			2009	2010
	Absolute Variation	%	December	January	February	March	April
LIQUID ASSETS	-48,560.55	-11.44	424,385.05	374,588.34	362,034.09	348,592.24	375,824.51
Local Deposits in Banks	6.56	24.20	27.09	39.99	255.66	175.37	33.65
Demand	6.56	24.20	27.09	39.99	255.66	175.37	33.65
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-48,584.27	-11.45	424,346.48	374,539.75	361,765.37	348,402.26	375,762.21
Demand	1,415.73	0.69	204,346.48	148,139.75	202,865.37	178,702.26	205,762.21
Time	-50,000.00	-22.73	220,000.00	226,400.00	158,900.00	169,700.00	170,000.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	17.17	149.60	11.48	8.60	13.06	14.61	28.65
CREDIT PORTFOLIO	208,878.66	7.72	2,705,473.12	2,643,212.60	2,729,005.31	2,861,502.24	2,914,351.79
Local	43,909.61	77.05	56,992.09	60,921.15	60,849.78	75,973.50	100,901.71
Foreign	168,246.72	6.18	2,722,269.86	2,656,078.69	2,742,243.44	2,859,465.51	2,890,516.58
Less Allowance	3,277.67	4.44	73,788.83	73,787.24	74,087.91	73,936.77	77,066.49
Local	242.63	18.96	1,279.69	1,279.69	1,279.69	1,522.31	1,522.31
Foreign	3,035.04	4.19	72,509.14	72,507.55	72,808.22	72,414.46	75,544.18
INVESTMENT SECURITIES	681.84	0.11	614,353.92	613,396.08	616,501.74	615,159.60	615,035.76
Local	-68.00	-0.16	43,776.00	43,586.00	43,960.00	43,572.00	43,708.00
Foreign	749.84	0.13	570,577.92	569,810.08	572,541.74	571,587.60	571,327.76
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	513.71	1.07	47,859.85	47,659.41	50,759.94	41,892.90	48,373.56
Local	250.80	6.73	3,726.64	4,053.24	4,311.42	466.14	3,977.44
Foreign	262.91	0.60	44,133.21	43,606.17	46,448.52	41,426.76	44,396.12
TOTAL ASSETS	161,513.67	4.26	3,792,071.95	3,678,856.42	3,758,301.07	3,867,146.98	3,953,585.61
DEPOSITS	75,022.29	5.97	1,256,977.97	1,270,196.08	1,355,586.12	1,356,077.64	1,332,000.26
Local	14,556.64	13.37	108,876.22	150,861.68	142,864.13	161,372.18	123,432.86
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	27,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	27,000.00	0.00	0.00	39,000.00	39,000.00	39,000.00	27,000.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-12,443.36	-11.43	108,876.22	111,861.68	103,864.13	122,372.18	96,432.86
Demand	56.33	18.88	298.32	298.32	297.76	297.29	354.64
Time	-12,499.69	-11.51	108,577.90	111,563.37	103,566.36	122,074.90	96,078.22
Foreign	60,465.65	5.27	1,148,101.75	1,119,334.40	1,212,722.00	1,194,705.45	1,208,567.40
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-16,108.85	-87.82	18,343.29	2,365.51	2,180.82	2,317.37	2,234.44
Demand	-1,109.19	-42.41	2,615.55	1,637.77	1,452.74	1,589.29	1,506.37
Time	-14,999.66	-95.37	15,727.74	727.74	728.08	728.08	728.08
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	76,574.50	6.78	1,129,758.45	1,116,968.89	1,210,541.18	1,192,388.09	1,206,332.95
Demand	-15,030.24	-30.55	49,193.30	39,660.25	44,172.37	35,748.27	34,163.06
Time	91,604.74	8.48	1,080,565.15	1,077,308.64	1,166,368.81	1,156,639.82	1,172,169.89
BORROWINGS	90,716.64	5.06	1,792,670.97	1,662,213.88	1,664,236.27	1,775,274.07	1,883,387.61
Local	0.00	0.00	0.00	0.00	0.00	102.17	0.00
Foreign	90,716.64	5.06	1,792,670.97	1,662,213.88	1,664,236.27	1,775,171.91	1,883,387.61
OTHER LIABILITIES	-10,942.97	-8.92	122,625.36	129,561.54	121,811.46	109,946.01	111,682.39
Local	-1,544.93	-14.64	10,552.15	13,964.05	9,040.63	9,379.45	9,007.22
Foreign	-9,398.04	-8.39	112,073.21	115,597.49	112,770.83	100,566.56	102,675.17
STOCKHOLDERS´ EQUITY	6,717.71	1.08	619,797.64	616,884.91	616,667.23	625,849.26	626,515.36
Capital	1,230.02	0.43	285,198.77	285,340.34	285,484.56	285,959.89	286,428.79
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15
Other Reserves	-650.64	22.31	-2,916.04	-3,540.36	-3,455.61	-3,658.56	-3,566.67
Retained Earnings	32,863.11	15.86	207,188.27	245,548.79	240,066.95	240,060.46	240,051.38
Net Income	-26,734.49	-69.69	38,360.52	2,932.30	4,432.91	10,934.82	11,626.04
Gain or Loss in Securities available for sale	9.70	-0.30	-3,244.03	-8,606.32	-5,071.75	-2,657.50	-3,234.33
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	161,513.67	4.26	3,792,071.95	3,678,856.42	3,758,301.08	3,867,146.98	3,953,585.61

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

BALANCE SHEET BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - APRIL 2010 (In Thousand Balboas) *	June 7, 2010

2010
	May	June	July	August	September	October	November	December
LIQUID ASSETS
Local Deposits in Banks
Demand
Time
Foreign Deposits in Banks
Demand
Time
Less Allowance
Local
Foreign
Others
CREDIT PORTFOLIO
Local
Foreign
Less Allowance
Local
Foreign
INVESTMENT SECURITIES
Local
Foreign
Less Allowance
Local
Foreign
OTHER ASSETS
Local
Foreign
TOTAL ASSETS
DEPOSITS
Local
Government
Customers
Demand
Time
Savings
From Banks
Demand
Time
Foreign
Government
Customers
Demand
Time
Savings
From Banks
Demand
Time
BORROWINGS
Local
Foreign
OTHER LIABILITIES
Local
Foreign
STOCKHOLDERS´ EQUITY
Capital
Capital Reserves
Other Reserves
Retained Earnings
Net Income
Gain or Loss in Securities available for sale
Subordinated Debt
LIABILITIES AND STOCKHOLDER'S EQUITY

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).

Note:  This information are unconsolidated figures and exclude the data for Bladex Asset Management Inc., Bladex Holdings Inc., Clavex S.A., Bladex Offshore Feeder Fund, and Bladex Representacao Ltda.

STATEMENT OF INCOME BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. DECEMBER 2009 - APRIL 2010 (In Thousand Balboas) *	June 7, 2010

	2009	2010
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	140,201.06	9,581.27	7,640.60	8,585.97	9,625.04									35,432.89
Loans	114,326.15	8,447.84	6,872.64	7,523.07	8,695.31									31,538.86
Deposits	1,260.49	62.20	52.77	69.23	60.59									244.79
Investments	24,614.43	1,071.23	715.19	993.67	869.14									3,649.23
Financial Leases	0.00	0.00	0.00	0.00	0.00									0.00
Other Income	0.00	0.00	0.00	0.00	0.00									0.00
Interest Expense	74,969.79	3,752.81	3,269.58	3,568.97	3,350.71									13,942.07
Interest	74,886.82	3,745.36	3,261.10	3,558.69	3,343.68									13,908.83
Commissions	82.97	7.45	8.48	10.28	7.03									33.24
Net Interest Income	65,231.27	5,828.46	4,371.02	5,017.01	6,274.33									21,490.82
Other Income	24,897.89	653.25	1,282.24	1,614.43	404.80									3,954.73
Commissions	6,483.61	810.68	693.94	738.51	850.15									3,093.28
Foreign currency operations	0.00	0.00	0.00	0.00	0.00									0.00
Dividends	0.00	0.00	0.00	0.00	0.00									0.00
Other Income	18,414.28	-157.43	588.30	875.92	-445.34									861.45
Operating Income	90,129.16	6,481.72	5,653.26	6,631.44	6,679.13									25,445.55
Operating Expenses	36,937.77	3,549.42	3,851.97	3,896.92	2,858.20									14,156.51
Administrative expenses	19,787.00	1,531.88	1,727.98	2,169.11	1,531.72									6,960.69
General expenses	4,116.70	337.38	325.02	527.35	267.18									1,456.93
Depreciation	2,559.40	215.34	217.00	217.35	195.02									844.72
Other expenses	10,474.67	1,464.82	1,581.97	983.11	864.28									4,894.17
Net Income before provision for loan losses	53,191.39	2,932.30	1,801.29	2,734.52	3,820.94									11,289.04
Provision for loan losses	14,830.87	0.00	300.67	-3,767.39	3,129.72									-336.99
Net Income	38,360.52	2,932.30	1,500.61	6,501.91	691.21									11,626.04

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama
(website:  http://www.superbancos.gob.pa).